Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

FaZe Clan Announces SPAC Merger, Becoming The First Esports Company To Hit $1 Billion Valuation

Forbes

October 25, 2021

Available at: https://www.forbes.com/sites/justinbirnbaum/2021/10/25/faze-clan-announces-spac-merger-becoming-the-first-esports-company-to-hit-1-billion-valuation/?sh=45bf713c220f

Justin Birnbaum

Forbes Staff

Esports and entertainment company FaZe Clan announced plans today to become publicly traded through a SPAC deal with B. Riley Principal 150 Merger Corp. The company will raise an estimated $291 million in the transaction, valuing it at $1 billion after the deal closes. It will trade on the Nasdaq under the ticker “FAZE.”

“There are so many things that I would never have thought in a million years that I would ever get an opportunity to do,” says FaZe Clan chief executive Lee Trink. “Maybe at the end of a long list is something like this—to be CEO of a billion-dollar value company. It’s humbling.”

Existing FaZe stockholders will own 68% of the newly formed company, which declined to comment on Trink’s stake. He’s not the only one profiting from the deal. FaZe has a star-studded group of investors that includes musicians Pitbull, Swae Lee and Offset and professional athletes Kyler Murray, Ben Simmons and Nyjah Huston, as well as famed record executive Jimmy Iovine. Murray and Simmons are also content creators on the company’s 88-person roster, as well LeBron James’ son Bronny.

It’s a sizable jump for FaZe Clan, which builds brands for content creators and esports professionals and monetizes them through brand partnerships, consumer products and social media. In 2020, Forbes valued FaZe as the fourth most valuable esports company at $305 million (TSM ranked No. 1 at $410 million). Revenues have since grown from $40 million last year to $50 million in 2021, but Trink says the company is not yet profitable and does not expect to be for a few years.

“We’re still in brand building mode,” Trink says.

For Trink, this the latest step in a career that has zig-zagged through many different industries. After graduating from the State University of New York at Albany in 1990, Trink earned his law degree from Brooklyn Law School and worked as an assistant district attorney in the Kings County District Attorney’s Office. A few years later, he took a “hard left turn” into the music business, rising to the president of Capitol Records, before stepping out on his own to run a talent management company in 2010.

FaZe Clan was founded around a similar time, by a group of Call of Duty players who developed an impressive online following from their innovative gameplay. In 2012, its YouTube following reached one million and, while the group’s previous focus was on content creation, FaZe Clan started fielding traditional esports teams, according to a 2019 profile from the New York Times. Trink became involved in early 2016 as an advisor, and stepped in as its full-time CEO in 2018.

Under Trink, FaZe has continued to drift away from esports as a major revenue driver. In 2020, Forbes estimated that FaZe’s esports revenue was about 20% of the company’s total. Trink says while esports will always be an important part of the company’s business model, it’s a small part of the business that will only continue to shrink as a percentage of total revenue over time.

“This is a world where the Harlem Globetrotters are actually more famous than the Lakers,” Trink says. “It’s a world where the most entertaining player has a more lucrative career than the best player.”

Instead, Trink says the future of the company lies in its brand partnerships, content creation, merchandising and social media. FaZe says it has a combined social media reach of 350 million and has notable deals with McDonald’s, DC Comics and Doritos. It was also the first esports company to ever be featured on the cover of Sports Illustrated in 2021. (Trink cited crossover with the sports world as a means to keep engaging with a younger audience.)

As for what’s next, FaZe will have almost $275 million in cash on its balance sheet when the deal closes, leaving the possibilities wide open. Trink wouldn’t commit to any specifics, and joked about taking the newly-funded war chest to Las Vegas, but says “nobody’s taking a dime out of that” and could go toward mergers and acquisitions, doubling down on its creators and expanding the company’s reach globally.

“This is not the finish line,” Trink says. “This is a new starting line for us.”

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, B. Riley plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, B. Riley will mail the definitive Proxy Statement/Prospectus to holders of B. Riley’s shares of common stock as of a record date to be established in connection with B. Riley’s solicitation of proxies for the vote by B. Riley stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. B. Riley stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about B. Riley, FaZe and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about B. Riley, FaZe and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

B. Riley and FaZe and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of B. Riley’s stockholders in connection with the proposed Business Combination. Stockholders of B. Riley may obtain more detailed information regarding the names, affiliations and interests of B. Riley’s and FaZe’s directors and executive officers in B. Riley’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of B. Riley’s participants in the solicitation, which may, in some cases, be different than those of B. Riley’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern B. Riley’s or FaZe’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of B. Riley’s and FaZe’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of B. Riley’s and FaZe’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this communication, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against B. Riley, FaZe, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of B. Riley, to satisfy the minimum cash condition following redemptions by B. Riley’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of B. Riley or FaZe as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that B. Riley, FaZe or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on B. Riley’s or FaZe’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in B. Riley’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of B. Riley and FaZe. Forward-looking statements speak only as of the date they are made. While FaZe and B. Riley may elect to update these forward-looking statements at some point in the future, FaZe and B. Riley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe’s and B. Riley’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.